UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

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(Check One):         Form 10-K        Form 20-F    X  Form 11-K          Form 10-Q        Form N-SAR
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For Period Ended:  December 31, 2004

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:        N/A
                                  --------------


    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                    VERIFIED ANY INFORMATION CONTAINED HEREIN

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A


PART I--REGISTRANT INFORMATION

  ROLLINS, INC. 401(k) PLAN
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Full Name of Registrant

  ROLLINS RETIREMENT ACCOUNT
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Former Name if Applicable

  2170 PIEDMONT ROAD, NE
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Address of Principal Executive Office (Street and Number)

  ATLANTA, GA 30324
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City, State and Zip Code

PART II--RULES 12B-25(B) AND (C)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a)  The reasons  described in  reasonable  detail in Part III of this form  could  not  be  eliminated  without  reasonable  effort  or expense;
[_]       (b)  The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
          (c)  The  accountants  statement  or other  exhibit  required  by Rule
               12b-25(c) has been attached if applicable.


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PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

     THE REGISTRANT WAS UNABLE TO FILE SUCH ANNUAL REPORT ON FORM 11-K WITHIN THE PRESCRIBED TIME PERIOD WITHOUT UNREASONABLE EFFORT AND EXPENSE DUE TO UNFORESEEN DELAYS IN THE COLLECTION AND REVIEW OF INFORMATION AND COMPLETION OF DRAFTING NECESSARY RESPONSES TO ITEMS REQUIRED TO BE INCLUDED IN THE ANNUAL REPORT ON FORM 11-K. ALTHOUGH THE COMPANY AND ITS AUDITORS COMPLETED THE WORK REQUIRED FOR THE FORM 11-K AND PROVIDED IT TO THE PRINTER, THE PRINTER HAD INSUFFICIENT LEAD TIME, AND THE FILING WAS ACCEPTED AT 5:34 P.M. ON JUNE 29, 2005.


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     -------------------------------------------------------------------
         Harry J. Cynkus            (404)             888-2922
     -----------------------  ---------------  -------------------------
             (Name)              (Area Code)     (Telephone Number)
     -------------------------------------------------------------------

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
     [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
     [X] Yes [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          AS REPORTED IN THE FORM 11-K WHICH IS ALREADY FILED, "NET INCREASE" IN "NET ASSETS AVAILABLE FOR BENEFITS" DECLINED DURING FISCAL 2004 AS COMPARED TO FISCAL 2003 FROM $22.6 MILLION TO $13.6 MILLION, DRIVEN LARGELY BY A DECLINE IN NET GAINS FROM INVESTMENT IN THE MASTER TRUST FROM $19.9 MILLION DURING FISCAL 2003 TO $12.7 MILLION DURING FISCAL 2004. RETURNS FOR INDIVIDUAL PARTICIPANTS VARIED.


                            ROLLINS, INC. 401(K) PLAN
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date:  June 30, 2004                  By:  /s/ Harry J. Cynkus
            -------------                       --------------------------------
                                                Harry J. Cynkus
                                                Plan Administrator


                                   ATTENTION:
        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).